Mail Stop 4561
via fax (760) 598-0219

January 14, 2009

Ms. Linh Nguyen
Chief Financial Officer
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, VA 92081

> **Re:** **International Lottery & Totalizator Systems, Inc.**
> **Form 10-KSB and Form 10-KSB/A for the Fiscal Year**
> **Ended April 30, 2008**
> **Filed July 14, 2008 and August 5, 2008, respectively**
> **File No. 000-10294**

Dear Ms. Nguyen:

We have reviewed your response letter dated January 9, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2008.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Item 8A. Disclosure Controls and Procedures, page 45

1.   We note your response to our prior comment 2 where you indicate management concluded that lack of disclosure with regards to your internal controls over financial reporting in your initial Form 10-KSB does not alter its overall conclusion that the Company's <u>internal controls over financial reporting</u> were effective as of the fiscal year covered by such report. In our letter dated December 23, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts its conclusion regarding the effectiveness of your

disclosure controls and procedures as of the end of the fiscal year. It is not clear from your response whether management's conclusions regarding your disclosures controls and procedures were impacted by your failure to report under Item 308(T). Please explain. Also, tell us the factors you considered which support your conclusion and refer to the applicable Commission rules, regulations or other guidance supporting that conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that your disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year). You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief